UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HOPCRAFT, LAWRENCE J
   17325 EUCLID AVENUE
   CLEVELAND, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   2/28/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common                     |(1)   |B   |V|210.9289          |A  |(1)        |5775.2133(2)       |I     |(1)                        |
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Common                     |12/31/|G   |V|161               |D  |           |7,910              |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common                     |2/06/9|M   | |2,515(2)          |A  |$18.75     |7,910              |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common                     |2/14/9|S   | |1,500             |D  |$44.125    |7,910              |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common                     |8/22/9|A(3)|V|3,788             |A  |(3)        |7,910              |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$18.75  |2/06/|M   | |4,500      |D  |1/06/|1/05/|Common stock|4,500(3|(5)    |0(7)        |D  |            |
                      |        |97   |    | |           |   |90   |99   |            |)      |       |            |   |            |
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Option to buy         |$37.00  |8/15/|A   | |7,000      |A  |8/15/|8/14/|Common stock|7,000  |(6)    |7,000(7)    |D  |            |
                      |        |96   |    | |           |   |97   |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) During the period January 1, 1996 through September 30, 1996, Mr. Hopcraft acquired 210.9289 shares in the
Parker-Hannifin Corporation Retirement Savings Plan as follows: (a) 29.5323 shares through the reinvestment of dividends at an average cost of $40.0263 per share; and (b) 181.3966 shares through matching contributions by the Corporation at an average cost of $23.9016 per share.
(2) As of September 30, 1996, the most recent date for which information is available.
(3) "Pyramid" stock option exercise resulting in net acquisition of 2,515 shares.
(4) Award of restricted stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule
16b-3.
(5)  Granted under the Parker-Hannifin Corporation 1987 Stock Option
Plan.
(6) Granted under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Section 16b-3.
(7) Mr. Hopcraft also owns 57,000 additional options which were granted pursuant to the Corporation's Employee
Stock Option Plans, at various exercise prices and expiration dates as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
February 27, 1997